UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FAR POINT ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30734W109

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

August 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30734W109	Page 2 of 7

1.	Names of Reporting Persons. SL Globetrotter, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 30734W109	Page 3 of 7

1.	Names of Reporting Persons. SL Globetrotter GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 30734W109	Page 4 of 7

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 30734W109	Page 5 of 7

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the original Schedule 13D filed with the U.S. Securities and Exchange Commission on May 27, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on July 14, 2020, as amended by Amendment No. 2 filed on August 17, 2020, as amended by Amendment No. 3 filed on August 21, 2020 (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On August 28, 2020, the Transactions described in the Original Schedule 13D closed. Pursuant to the terms of the Merger Agreement, each share of the Issuer’s Class A Common Stock outstanding immediately prior to the effective time of the Merger (excluding shares of Class A Common Stock redeemed by holders of such shares pursuant to the terms of the Issuer’s amended and restated certificate of incorporation) converted into the right to receive one ordinary share of New Global Blue.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As a result of the closing of the Transactions described herein, none of the Reporting Persons beneficially owns any shares of Class A Common Stock.

(c) On August 26, 2020, in anticipation of the closing of the Transactions described herein, Globetrotter agreed to sell 2,771,206 shares of Class A Common Stock to investment funds managed and/or advised by Partners Group, which have invested alongside Globetrotter in Global Blue since 2012, at a price of approximately $10.72009 per share in a privately negotiated transaction. Such sale fully settled on August 27, 2020. On August 28, 2020, the remaining 6,716,294 shares of the Issuer’s Class A Common Stock held by Globetrotter were converted into the right to receive ordinary shares of New Global Blue on a one-for-one basis pursuant to the terms of the Merger Agreement. Except as set forth in the Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

On August 28, 2020, as a result of the Merger, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Class A Common Stock.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2020

SL GLOBETROTTER, L.P.
By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director